UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

QUALIGEN THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

74754R103

(CUSIP Number)

May 22, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☒        Rule 13d-1(c)

☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5 Pages

CUSIP NO. 74754R103

Names of Reporting Persons

i.r.s. identification nos. of above persons (entities only)

Sekisui Diagnostics, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐

(b)     ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
1,980,233
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
1,980,233
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,980,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

15.8%*

12.	Type of Reporting Person (See Instructions)

OO

FOOTNOTES
*	Calculated based on an aggregate of 12,526,147 shares outstanding of the Issuer’s common stock, as provided by the Issuer.

Schedule 13G	Page 3 of 5 Pages

CUSIP NO. 74754R103

Item 1.

(a)     Name of Issuer:

Qualigen Therapeutics, Inc.

(b)     Address of Issuer's Principal Executive Offices:

2042 Corte Del Nogal

Carlsbad, California 92011

Item 2.

(a)     Name of Person Filing:

This Schedule 13G is being filed by Sekisui Diagnostics, LLC, a Delaware limited liability company.

(b)     Address of Principal Business Office or, if none, Residence:

1 Wall Street

Burlington, Massachusetts 01803

(c)     Citizenship:

Delaware

(d)     Title of Class of Securities:

Common Stock, par value $0.01

(e)     CUSIP Number:

74754R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

Schedule 13G	Page 4 of 5 Pages

CUSIP NO. 74754R103

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-(b)(1)(ii)(K). If filing as a non-U.S. Institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,980,233

(b)	Percent of Class: 15.8%

(c)	Number of Shares as to which the person has:

    (i)         Sole power to vote or to direct the vote: 1,980,233

    (ii)        Shared power to vote or to direct the vote: 0

    (iii)       Sole power to dispose or to direct the disposition of: 1,980,233

    (iv)       Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Schedule 13G	Page 5 of 5 Pages

CUSIP NO. 74754R103

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sekisui Diagnostics, LLC

Date: June 1, 2020	By:	/s/ Raymond De Rise
Name: Raymond De Rise
Title: General Counsel and Chief Compliance Officer

Footnotes:

*Attention: Intentional misstatement or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)